SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                    _________________________
                         SCHEDULE 14D-1*
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                    _________________________
              Family Steak Houses of Florida, Inc.
                    (Name of Subject Company)
                    _________________________
                     Bisco Industries, Inc.
                            (Bidder)
                    _________________________
                  Common Stock, $0.01 par value
                 (Title of class of securities)
                    _________________________
                            307059105
              (CUSIP number of class of securities)

                         Glen F. Ceiley
                            President
                     Bisco Industries, Inc.
                     704 W. Southern Avenue
                    Orange, California  92865
                   Telephone:  (714) 283-7140
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                         with a copy to:
                      Kenneth Hoffman, Esq.
   Greenberg, Traurig, Hoffman, Rosen, Lipoff & Quentel, P.A.
                      1221 Brickell Avenue
                      Miami, Florida 33131
                   Telephone:  (305) 579-0500

                    Calculation of Filing Fee
[CAPTION]


Transaction Valuation(1)                Amount of filing fee(2)

$2,340,000                              $468


___________

(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of 2,600,000 shares of Common Stock, $.01 par value, of Family Steak Houses of
     Florida, Inc. at $0.90 net per share in cash.

(2) The amount of the filing fee equals 1/50th of one percent of the aggregate value of cash offered by Bisco Industries, Inc. for such number of shares.


* This Statement is also being filed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, and shall constitute an amendment to
     Schedule 13 D filed with the Securities and Exchange Commission on December 26, 1996 by the Bidder, Glen F. Ceiley and the Bisco Industries, Inc. Profit Sharing and Savings Plan, as amended.


[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[CAPTION]



Amount Previously Paid: _________       Filing Party: _______
Form or Registration No.: _________     Date Filed: _________



























                              14D-1

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          BISCO INDUSTRIES, INC. (36-2807386)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  [ X ]  (a)

                                                       [   ]  (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                    [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          ILLINOIS

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          126,300 shares - See Section 8 of the Offer to
          Purchase, dated March 6, 1997, filed as Exhibit (a)(1) hereto

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                    [  ]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          1.2%

10   TYPE OF REPORTING PERSON

          CO














ITEM 1.   SECURITY AND SUBJECT COMPANY.

(a) The name of the subject company is Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive offices is 2113 Florida Boulevard, Suite A, Neptune Beach, Florida 32266.

(b) This Statement on Schedule 14D-1 relates to the offer by Bisco Industries, Inc. (the "Purchaser"), an Illinois corporation, to purchase up to 2,600,000 shares of common stock, $0.01 par value (the "Shares"), of the Company at $0.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). According to the Company's Quarterly Report on Form 10-Q for the quarter ended as of October 2, 1996, filed with the Securities and Exchange Commission pursuant to the Exchange Act, as of November 11, 1997, there were 10,920,700 shares Common Stock issued and outstanding. The information set forth in the "Introduction" of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

(c)  The information set forth in Section 6 ("Price Range of
Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Statement is being filed by the Purchaser. The information set forth in Section 8 ("Certain
Information Concerning the Purchaser") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, none of the Purchaser, its executive officers or directors, the Bisco Plan (as defined in the Offer to Purchase), or any person controlling the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
          SUBJECT COMPANY.

     (a)-(b)  The information set forth in the Introduction,
Section 8 ("Certain Information Concerning the Purchaser") and
Section 10 ("Background and Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.


ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c)  Not applicable.


ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
          THE BIDDER.

     (a)-(e)  The information set forth in the Introduction,
Section 10 ("Background and Purpose of the Offer; Plans for the
Company") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Quotations;
Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  The information set forth in the Introduction and
Section 8 ("Certain Information Concerning the Purchaser") of the
Offer to Purchase is incorporated herein by reference.

     (b)  The information set forth in Section 8 ("Certain
Information Concerning the Purchaser ") of the Offer to Purchase and Schedule II thereto is incorporated herein by reference.


ITEM 7.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S
          SECURITIES.

     The information set forth in the Introduction and Section 8
("Certain Information Concerning the Purchaser ") of the Offer to
Purchase is incorporated herein by reference.


ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 15
("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.


ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information
Concerning the Purchaser ") of the Offer to Purchase is incorporated herein by reference.


ITEM 10.  ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b)  The information set forth in the Introduction and
Section 14 ("Certain Legal Matters ") of the Offer to Purchase is incorporated herein by reference.

     (c)  Not applicable.

     (d) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Quotations,
Registration Under the Exchange Act") and Section 14 ("Certain
Legal Matters ") of the Offer to Purchase is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     (a)(1)         Offer to Purchase, dated March 6, 1997.

     (a)(2)         Letter of Transmittal.

     (a)(3)         Notice of Guaranteed Delivery.

     (a)(4)         Letter from the Information Agent to Brokers,
                    Dealers, Commercial Banks, Trust Companies and other Nominees.

     (a)(5)         Letter to clients for use by Brokers,
                    Dealers, Commercial Banks, Trust Companies and other Nominees.

     (a)(6)         Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.

     (a)(7)         Summary Advertisement as published on March
                    6, 1997.


     (a)(8) Text of Press Release, dated March 6, 1997, issued by the Purchaser.

     (b)       Not applicable.

     (c)       Not applicable.

     (d)       Not applicable.

     (e)       Not applicable.

     (f)       Not applicable.










































                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 6, 1997


                              BISCO INDUSTRIES, INC.


                              By:/s/Glen F. Ceiley
                                    Glen F. Ceiley,
                                    President








































                          EXHIBIT INDEX


[CAPTION]


     Exhibit
     Number                   Description


     (a)(1)         Offer to Purchase, dated March 6, 1997.

     (a)(2)         Letter of Transmittal.

     (a)(3)         Notice of Guaranteed Delivery.

     (a)(4)         Letter from the Information Agent to Brokers,
                    Dealers, Commercial Banks, Trust Companies and other Nominees.

     (a)(5)         Letter to clients for use by Brokers,
                    Dealers, Commercial Banks, Trust Companies and other Nominees.

     (a)(6)         Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.

     (a)(7)         Summary Advertisement as published on March
                    6, 1997.

     (a)(8) Text of Press Release, dated March 6, 1997, issued by the Purchaser.



















                         EXHIBIT (a)(1)

                   Offer to Purchase for Cash
             Up to 2,600,000 Shares of Common Stock
                               of
              Family Steak Houses of Florida, Inc.
                               at
                       $0.90 Net Per Share
                               by
                     Bisco Industries, Inc.


        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
        WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
      FRIDAY, APRIL 4, 1997, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE FLORIDA CONTROL SHARE ACT (SECTION 607.0902 OF THE FLORIDA BUSINESS CORPORATION ACT) SHALL BE INAPPLICABLE TO THE OFFER, OR THE PURCHASER OTHERWISE BEING SATISFIED THAT THE CONTROL THE SHARE ACT WILL NOT DENY VOTING RIGHTS TO THE SHARES ACQUIRED BY THE PURCHASER IN THE OFFER. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED OR UPON THE PURCHASER OBTAINING FINANCING.
                      ____________________

                            IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary and either deliver the certificate(s) for such tendered Shares to the Depositary along with the Letter of Transmittal or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such Shares.

     A shareholder who desires to tender Shares and whose certificate(s) for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

     Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Holders of Shares may also contact brokers, dealers, commercial banks and trust companies for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials.
                      ____________________

             The Information Agent for the Offer is:

                    Garland Associates, Inc.

March 6, 1997













































                        Table of Contents


INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . .
     1.   Terms of the Offer; Extension of Tender Period;
          Termination; Amendments. . . . . . . . . . . . . . . .
     2.   Acceptance for Payment and Payment of Offer Price. . .
     3.   Procedure for Tendering Shares . . . . . . . . . . . .
     4.   Withdrawal Rights. . . . . . . . . . . . . . . . . . .
     5.   Certain Federal Income Tax Consequences. . . . . . . .
     6.   Price Range of Shares; Dividends . . . . . . . . . . .
     7.   Certain Information Concerning the Company . . . . . .
     8.   Certain Information Concerning the Purchaser . . . . .
     9.   Source and Amount of Funds . . . . . . . . . . . . . .
     10.  Background and Purpose of the Offer; Plans for the
          Company. . . . . . . . . . . . . . . . . . . . . . . .
     11.  Dividends and Distributions. . . . . . . . . . . . . .
     12.  Effects of the Offer on the Market for Shares;
          Stock Quotations; Registration Under the Exchange
          Act. . . . . . . . . . . . . . . . . . . . . . . . . .
     13.  Certain Conditions of the Offer. . . . . . . . . . . .
     14.  Certain Legal Matters. . . . . . . . . . . . . . . . .
     15.  Fees and Expenses. . . . . . . . . . . . . . . . . . .
     16.  Miscellaneous. . . . . . . . . . . . . . . . . . . . .

SCHEDULE I . . . . . . . . . . . . . . . . . . . . . . . . . . .
















To The Holders of Common Stock of Family Steak Houses of Florida,
Inc.:


                          INTRODUCTION

     Bisco Industries, Inc., an Illinois corporation (the "Purchaser"), hereby offers to purchase up to 2,600,000 shares of common stock, par value $.01 per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), at $0.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. However, any tendering shareholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such shareholder or other payee pursuant to the Offer. See Section 3. The Purchaser will pay all charges and expenses of Garland Associates, Inc., as Information Agent (the "Information Agent"), and Harris Trust Company of New York, as Depositary (the "Depositary"), incurred in connection with the Offer. See Section 15.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED OR UPON THE PURCHASER OBTAINING FINANCING.

     The purpose of the Offer is to acquire a significant equity interest in the Company and to influence the management and direction of the Company. Upon consummation of the Offer, the Purchaser will seek to obtain representation, at least commensurate with its equity interest, on the Board of Directors of the Company (the "Board"), at or before the Company's next annual meeting of shareholders. The Purchaser has no present intention to seek to acquire the entire equity interest in the Company or to consummate a merger or other business combination transaction between the Company and the Purchaser or any of its affiliates.

     Although the Purchaser will seek to consummate the Offer as soon as practicable after the Expiration Date (as defined herein), the provisions of Section 607.0902 of the Florida Business Corporation Act (the "Control Share Act") may affect the Purchaser's ability to vote any Shares acquired pursuant to the Offer. See "The Control Share Condition," below. The Purchaser has requested that the Board confer voting rights on all Shares owned or acquired by the Purchaser (whether pursuant to the Offer or otherwise) that would be considered "control shares" within the meaning of the Control Share Act and therefore not be afforded voting rights. Accordingly, the timing of consummation of the Offer will depend on a variety of factors and legal requirements, the actions of the Board, the number of Shares tendered for purchase pursuant to the Offer, and whether the Control Share Condition (as defined herein) is satisfied or waived.

     According to the Company's Quarterly Report on Form 10-Q for the Quarter Ended October 2, 1996 (the "October 1996 Form 10-Q"), filed with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act, as of November 11, 1996 there were 10,920,700 Shares issued and outstanding. In addition, according to the Company's Annual Report on Form 10-K for the Fiscal Year Ended January 3, 1996 (the "1995 Form 10-K"), as of January 3, 1996 there were outstanding options and warrants to purchase 3,060,200 Shares. As of the date hereof, the Purchaser and its affiliates beneficially own 701,790 Shares, 126,300 of which shares are beneficially owned by the Purchaser. All such Shares were acquired in open market purchases. Based on the foregoing and assuming no additional Shares (or options, warrants or rights exercisable for, or securities convertible into, Shares) have been issued since November 11, 1996 (other than Shares issued pursuant to the exercise of the options and warrants referred to above), or, in the case of options, since January 3, 1996, if the Purchaser were to purchase 2,600,000 Shares in the Offer, the Purchaser and its affiliates would beneficially own approximately 30.2% of the outstanding Shares, or approximately 23.6% of the Shares on a fully diluted basis (assuming that all outstanding options and warrants are exercised).

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE CONTROL SHARE ACT SHALL BE INAPPLICABLE TO THE OFFER, OR THE PURCHASER OTHERWISE BEING SATISFIED THAT THE CONTROL SHARE ACT WILL NOT DENY VOTING RIGHTS TO THE SHARES ACQUIRED BY THE PURCHASER IN THE OFFER. SEE SECTION 13.

     The Control Share Condition. The Control Share Condition requires that the Purchaser be satisfied, in its sole discretion, that the Control Share Act shall be inapplicable to the Offer. Pursuant to the Control Share Act, an "acquiring person" who makes a "control share acquisition" of shares of an "issuing public corporation" may not exercise voting rights for any "control shares" unless such voting rights are conferred by the issuing public corporation's board of directors or by the affirmative vote of a majority of the issuing public corporation's disinterested shareholders at a meeting of such shareholders. In the event that the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all the voting power, shareholders (other than the acquiring person) who do not vote in favor of authorizing voting rights for the control shares are entitled to exercise dissenters' rights and demand payment for the fair value of their shares.

     For purposes of the Control Share Act, a "control share acquisition" is the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. "Control shares" are shares that, except for the Control Share Act, would have voting power with respect to shares of an issuing public corporation that, when added to all other shares of the issuing public corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power: (i) one-fifth or more but less than one-third of all voting power, (ii) one-third or more but less than a majority of all voting power, and (iii) a majority or more of all voting power. All shares, the beneficial ownership of which is acquired within 90 days before or after the date of the acquisition of beneficial ownership of shares which result in a control share acquisition, and all shares the beneficial ownership of which is acquired pursuant to a plan to make a control share acquisition, are deemed to have been acquired in the same acquisition. An "issuing public corporation" means a corporation that has (i) 100 or more shareholders, (ii) its principal place of business, principal office or substantial assets in Florida and (iii) either (a) more than 10% of its shareholders resident in Florida, (b) more than 10% of its shares owned by residents of Florida or (c) 1,000 shareholders resident in Florida. The above provisions do not apply to a control share acquisition of shares of an issuing public corporations whose articles of incorporation or bylaws in effect before such control share acquisition provide that the Control Share Act does not apply to control share acquisitions of its shares. The Company's Articles of Incorporation, as amended, and Bylaws currently do not exclude the Company from the restrictions imposed by the Control Share Act.

     The Control Share Condition would be satisfied if the Company's Bylaws were amended such that, prior to consummation of the Offer, the Company's Bylaws provide that the provisions of the Control Share Act do not apply to control share acquisitions of the Shares. The Control Share Condition also would be satisfied if the Board were to approve the Purchaser's acquisition of Shares pursuant to the Offer, or if the Purchaser, in its sole discretion, otherwise were satisfied that the Control Share Act was invalid or its restrictions inapplicable to the Purchaser in connection with the Offer for any reason, including, without limitation, those specified in the Control Share Act.

     The Purchaser has requested that the Board approve the Purchaser's acquisition of Shares pursuant to the Offer and confer voting rights for any Shares owned or acquired by the Purchaser (whether pursuant to the Offer or otherwise) that would be considered control shares within the meaning of the Control Share Act. If the Board does not take timely action to satisfy the Control Share Condition, or seeks to condition, restrict or limit their approval of such voting rights on terms unsatisfactory to the Purchaser in its sole discretion, the Purchaser intends to solicit proxies or consents to amend the Company's Bylaws to make the Control Share Act inapplicable to the control share acquisitions of the Shares. This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to the annual meeting or any special meeting of the company's stockholders. Any such solicitation will be made pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

     The Purchaser currently contemplates that Shares will not be accepted for payment pursuant to the Offer until the conditions of the Offer, including the Control Share Condition, have been satisfied. If the Board does not satisfy the Control Share Condition, the Purchaser anticipates that the Offer will not be consummated until such time as the Purchaser is able to take such other actions as may be required to satisfy such condition. The Purchaser reserves the right to waive any conditions of the Offer, including the Control Share Condition. See Section 13.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL
CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1. TERMS OF THE OFFER; EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for up to 2,600,000 Shares (or such greater number of Shares as the Purchaser elects to purchase pursuant to the Offer) which are validly tendered on or prior to the Expiration Date (as hereinafter defined) and not theretofore withdrawn as permitted by Section 4. The term "Expiration Date" means 5:00 P.M., New York City time, on Friday, April 4, 1997, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     Consummation of the Offer is conditioned upon, among other things, satisfaction or waiver by the Purchaser of certain conditions, including the Control Share Condition. If any or all of such conditions are not satisfied or any or all of the other events set forth in Section 13 shall have occurred or shall be determined by the Purchaser to have occurred prior to the Expiration Date, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any or all of the Shares tendered and terminate the Offer, and return all such tendered Shares to tendering shareholders, (ii) waive any or all unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered by the Expiration Date and not withdrawn,
(iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended, or (iv) otherwise amend the Offer.

     Upon the terms and subject to the conditions of the Offer, if more than the 2,600,000 Shares (or such greater number of Shares as the Purchaser elects to purchase pursuant to the Offer) shall be validly tendered and not withdrawn prior to the Expiration Date, the Purchaser will, upon the terms and subject to the conditions of the Offer, purchase 2,600,000 Shares (or such greater number of Shares) on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date.

     Because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, if proration is required, the Purchaser may not be able to announce the final proration factor until approximately six Nasdaq trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers. The Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

     The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including as a result of the occurrence of any of the events specified in
Section 13, by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof, as described below. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw any tendered Shares. See Section 4.

     Subject to the applicable regulations of the Commission, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, to (i) delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares, pending receipt of any regulatory or third-party approval specified in Section 13 or in order to comply in whole or in part with any applicable law, (ii) terminate the Offer (whether or not any Shares have theretofore been accepted for payment) if any of the conditions referred to in Section 13 have not been satisfied or upon the occurrence of any of the events specified in Section 13, and (iii) waive any condition or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below. The Purchaser acknowledges that (i) Rule 14e-l(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (b) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in the clause (i) of this paragraph, or if proration is required), any Shares upon the occurrence of any of the events specified in
Section 13 without extending the period of time during which the Offer is open.

     Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) , 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other public announcement.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials (including by public announcement as set forth above) and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The Purchaser reserves the right (but shall not be obligated) to accept for payment more than 2,600,000 Shares pursuant to the Offer. The Purchaser has no present intention of exercising such right. If a number of additional Shares in excess of 2% of the outstanding Shares is to be accepted for payment and, at the time notice of the Purchaser's decision to accept for payment such additional Shares is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is so published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

     If, prior to the Expiration Date, the Purchaser decides to increase or decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such increase or decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such increase or decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten-business-day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     A demand is being made to the Company pursuant to Rule 14d-5 under the Exchange Act for the use of the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such request, this Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares or to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT OF OFFER PRICE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and will pay for up to 2,600,000 Shares (or such greater number of Shares as the Purchaser elects to purchase pursuant to the Offer) validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) as soon as practicable after the latest to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions of the Offer set forth in
Section 13. Any determination concerning the satisfaction of such terms and conditions shall be within the sole discretion of the Purchaser, and such determination shall be final and binding on all tendering shareholders. The Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. See Section 13.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities, as described in Section 3), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or and Agent's Message (as defined herein) in connection with a book-entry transfer, and
(iii) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message transmitted through electronic means by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     Payment for the Shares accepted for payment pursuant to the Offer will be delayed in the event of proration due to the difficulty of determining the number of Shares validly tendered and not withdrawn. See Section 1.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares when, as and if the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment. Payment for Shares accepted pursuant to the Offer will be made by the deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving such payment from the Purchaser and transmitting payment to such tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE PURCHASER BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. If, for any reason whatsoever, acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in
Section 4. Although the Purchaser does not believe that there are any stock transfer taxes incident to the transfer to it of validly tendered Shares, the Purchaser will pay any such stock transfer taxes, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including proration due to tenders of Shares pursuant to the Offer in excess of the maximum number of Shares to be accepted by the Purchaser ) or if Share certificates are submitted evidencing more Shares than are tendered, Share certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER INCREASES THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, THE PURCHASER WILL PAY SUCH INCREASED CONSIDERATION FOR ALL SHARES ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES HAVE BEEN TENDERED OR ACCEPTED FOR PAYMENT PRIOR TO SUCH INCREASE IN THE CONSIDERATION.

     The Purchaser reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     3. PROCEDURE FOR TENDERING SHARES. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message (as hereinafter defined) in connection with a book-entry transfer of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (i) certificates evidencing tendered Shares must be received by the Depositary along with the Letter of Transmittal,
(ii) Shares must be tendered pursuant to the procedure for book-entry transfer described below (and confirmation of receipt of such delivery must be received by the Depositary), in each case, prior to the Expiration Date, or (iii) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH A BOOK-ENTRY FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if such Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" in the Letter of Transmittal, or (ii) if Shares are tendered for the account of a firm that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each being hereinafter referred to as an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

     If a certificate representing Shares is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Shares not accepted for payment or not tendered are to be returned to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate, with the signature(s) on the certificate or stock power guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Purchaser, proper evidence satisfactory to the Purchaser of their authority so to act must be submitted. See Instruction 5 of the Letter of Transmittal.

     Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (individually, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of the Shares by causing any Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer. Although delivery of Shares may be effected through book-entry transfer at any Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with.

     REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY
TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER
FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE
DEPOSITARY

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (a)  such tender is made by or through an Eligible
     Institution;

          (b)  the Depositary receives, prior to the Expiration
     Date, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith; and

          (c) the certificates representing all tendered Shares in proper form for transfer (or confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of such Notice of Guaranteed Delivery. For purposes of this Offer, a "trading day" is any day on which the Nasdaq Stock Market is open for business.

     A Notice of Guaranteed Delivery may be delivered by hand, or may be transmitted by telegram, telex, facsimile transmission or mail, to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates representing Shares or confirmations of book-entry transfers of such Shares are actually received by the Depositary.

     Appointment as Proxy. By executing the Letter of Transmittal, a tendering shareholder irrevocably appoints designees of the Purchaser as such shareholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase), effective if, when and to the extent that the Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares or other securities accepted for payment will, without further action, be revoked, and no subsequent proxies may be given by such shareholder nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of the Purchaser will, with respect to such Shares and other securities or rights issuable in respect thereof, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper in respect of any annual, special, adjourned or postponed meeting of the Company's shareholders, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares the Purchaser must be able to exercise full voting rights with respect to such Shares. See "Introduction" and Section 13. The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's shareholders. Any such solicitation will be made only pursuant to separate proxy or consent solicitation materials complying with the Exchange Act. See "Introduction."

     Backup United States Federal Withholding Tax. Under the United States federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain shareholders pursuant to the Offer. To prevent federal income tax backup withholding on payments made to shareholders with respect to Shares purchased pursuant to the Offer, each shareholder must provide the Depositary with his correct taxpayer identification number and certify that he is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Foreign holders must submit a completed Form W-8 to avoid backup withholding. This form may be obtained from the Depositary. See Instruction 10 of the Letter of Transmittal.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or expressly waived to the satisfaction of the Purchaser. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notification.

     Other Requirements. The Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     4.   WITHDRAWAL RIGHTS.  Except as otherwise provided in this
Section 4, tenders of Shares made pursuant to the Offer will be irrevocable. Shares tendered may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment by the Purchaser as provided herein, may also be withdrawn at any time after May 5, 1997 or at such later time as may apply if the Offer is extended.

     If the Purchaser extends the Offer, is delayed in its acceptance for payment of any Shares tendered or is unable to accept for payment or pay for Shares tendered pursuant to the Offer for any reason whatsoever, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificates evidencing such Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with such withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures.

     Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in
Section 3 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, nor shall any of them incur any liability for failure to give any such notification.

     5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes (and may also be a taxable transaction under applicable state, local or other tax laws). In general, a shareholder will recognize gain or loss for such purposes equal to the difference between such shareholder's adjusted tax basis for the Shares such shareholder sells in such transaction and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss if the Shares are a capital asset in the hands of the shareholder and will be long term capital gain or loss if the Shares were held for more than one year on the date of sale (in the case of the Offer). Long-term capital gains for individuals currently are taxed at a maximum rate of 28%. Legislative proposals may be introduced that would decrease the tax rate applicable to an individual's long-term capital gains. It is not known whether any such proposal will be enacted, and, if enacted, what the new rate (if changed) will be and when any such new rate will become effective.

     Payments in connection with the Offer may be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if the shareholder (a) fails to furnish his social security number or TIN, (b) furnishes an incorrect TIN, or
(c) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his correct number and that he is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each shareholder should consult with his own tax advisor as to his qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering shareholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

     The discussion of United States federal income tax consequences set forth above is for general information only and is based on existing law as of the date hereof. This discussion does not address all United States federal income tax considerations that may be relevant to particular shareholders in light of their specific circumstances, such as shareholders who are dealers in securities, foreign persons or shareholders who acquired their shares pursuant to the exercise of an employee stock option or otherwise as compensation. Shareholders of the Company are urged to consult their own tax advisors to determine the particular tax consequences to them of the offer (including the applicability and effect of federal, state, local, foreign and other tax laws, and possible changes in such tax laws, which may have retroactive effect).

     6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares commenced trading on The Nasdaq National Market under the symbol "RYFL." The following table sets forth, for the periods indicated, the high and low closing per Share sales prices on The Nasdaq National Market, as reported by Nasdaq. The Company has not declared or paid any cash dividends with respect to the Shares for the periods indicated.

[CAPTION]


                                             High           Low
      Fiscal Year Ending January 3, 1996
          First Quarter                      $15/16         $9/32
          Second Quarter                     $15/16         $9/16
          Third Quarter                      $1             $11/16
          Fourth Quarter                     $1 3/16        $5/8
      Fiscal Year Ending January 1, 1997
          First Quarter                      $31/32         $5/8
          Second Quarter                     $29/32         $9/16
          Third Quarter                      $3/4           $1/2
          Fourth Quarter                     $12/32         $7/16
      Fiscal Year Ending January 7, 1998
          First Quarter (through
           March 4, 1997)                    $31/32         $1/2


     On March 4, 1997, the last full trading day prior to the commencement of the Offer and public announcement of the terms of the Offer, the closing sales price per Share on The Nasdaq National Market was $0.875. Shareholders are urged to obtain a current market quotation for the Shares.

     7. CERTAIN INFORMATION CONCERNING THE COMPANY. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither the Purchaser nor the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events or information which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser or the Information Agent.

     The Company is a Florida corporation and its principal executive offices are located at 2113 Florida Boulevard, Suite A, Neptune Beach, Florida 32266, telephone number (904) 249-4197. The following description of the Company's business has been taken from the 1995 Form 10-K:

          "[The Company] is the sole franchisee of Ryan's Family
     Steak House restaurants ("Ryan's restaurants") in the State of Florida.

          The Company's first Ryan's restaurant was opened in Jacksonville, Florida in May 1982. As of January 3, 1996, the Company operated 24 Ryan's restaurants in Florida, including nine in north Florida and fifteen in central and west
     Florida."

     Other Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in such proxy statements and distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a site on the World Wide Web, and the reports, proxy statements and other information filed by the Company with the Commission may be accessed electronically on the Web at http://www.sec.gov. Copies of such material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

     8. CERTAIN INFORMATION CONCERNING THE PURCHASER. The Purchaser is an Illinois corporation whose principal executive offices are located at 704 W. Southern Avenue, Orange, California 92865, telephone number (714) 283-7140. The Purchaser's principal business is the distribution of fasteners and electronic components. The directors and executive officers of the Purchaser, all of whom are U.S. citizens, are as follows:

          GLEN F. CEILEY is 51 and has been President and a Director of the Purchaser since 1973. Mr. Ceiley owns 100% of the voting common stock of the Purchaser.

          STEPHEN CATANZARO is 44 and has been employed by the Purchaser since 1992 and was appointed Vice President Finance and Chief Financial Officer of the Purchaser in September
     1995. Mr. Catanzaro was elected as a director of the Purchaser in February 1997.

          GARY PEINOVICH is 46 and has been a director of the Purchaser since January 1997. Mr. Peinovich was Vice
     President Marketing of the Purchaser from January 1994 to June 1996. Prior to that time, he was General Manager of ITW
     Plastiglide, Inc., a manufacturer of molded plastic components, from November 1986 to October 1992.

     Set forth below is a summary of certain financial information with respect to the Purchaser, derived from the Purchaser's audited financial statements:

            Selected Financial Data of the Purchaser
                     (dollars in thousands)

[CAPTION]


                                   Fiscal Year Ended December 31,
                                   1996      1995      1994
 Income Statement Data:
     Net sales                     $30,435   $26,097   $19,167
     Income before extraordinary
      items                        $ 1,679   $ 1,419   $   595
     Net income                    $ 1,679   $ 1,419   $   595



                                             December 31,

                                        1996      1995
 Balance Sheet Data:
     Working capital                    $ 3,189   $ 2,370
     Total assets                       $11,311   $10,379
     Total indebtedness                 $ 7,570   $ 7,529
     Shareholders' equity               $ 3,741   $ 2,850



     As of the date hereof, the Purchaser owns 126,300 Shares. In addition, as of the date hereof, (i) Glen F. Ceiley owned 77,300 Shares individually, (ii) the Bisco Industries, Inc. Profit Sharing and Savings Plan (the "Bisco Plan") owned 483,190 Shares and (iii) Stephen Catanzaro owned 15,000 shares individually. In the aggregate, the 701,790 Shares owned by the Purchaser, Messr. Ceiley and Catanzaro and the Bisco Plan represent approximately 6.4% of the 10,920,700 Shares outstanding as of November 11, 1996, as reported in the October 1996 Form 10-Q. Mr. Ceiley, as the sole stockholder of the Purchaser and as sole trustee of the Bisco Plan, may be deemed to be the beneficial owner of the Shares held by such persons.

     Schedule I hereto sets forth transactions in the Shares effected during the past 60 days by the Purchaser, Messrs. Ceiley and Catanzaro and the Bisco Plan. Except as set forth in this Offer to Purchase and Schedule I hereto, none of the Purchaser, its executive officers and directors, the Bisco Plan or, to the best knowledge of the Purchaser, any associate or majority owned subsidiary of such persons beneficially owns any equity security of the Company, and none of the Purchaser or, to the best knowledge of the Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing has effected any transaction in any equity security of the Company during the past 60 days.

     Except as set forth in this Offer to Purchase, none of the Purchaser, Mr. Ceiley or the Bisco Plan (a) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies; (b) has engaged in contacts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets; or (c) has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

     9. SOURCE AND AMOUNT OF FUNDS. The Purchaser estimates that the total amount of funds required by the Purchaser to acquire
2,600,000 Shares pursuant to the Offer and to pay related fees and expenses will be approximately $2,450,000.

     This Offer is not conditioned upon any financing arrangements. The Purchaser expects to obtain the funds required to consummate the Offer from a combination of its available cash and working capital and existing working capital credit facilities, and in addition may obtain certain of such funds from capital contributions or advances made by its shareholder. The Purchaser believes that it has sufficient financial resources to satisfy its obligations under the Offer. The Purchaser may also transfer or assign the right to purchase all or any portion of the Shares tendered pursuant to the Offer to one or more of its affiliates; including Glen F. Ceiley or the Bisco Plan, and any such purchases by them would be made out of personal funds or funds held for investment, respectively. See Section 2.

     10.  BACKGROUND AND PURPOSE OF THE OFFER; PLANS FOR THE
COMPANY.

     Background of the Offer. Glen F. Ceiley, the Purchaser's President and sole stockholder, first became interested in acquiring Shares in late 1995. Mr. Ceiley considered the Shares to be an attractive investment because he believed that the market prices of the Shares were lower than the intrinsic value of the Company, and he decided to acquire a minority equity position in the Company.

     From time to time between November 1995 and December 1995, Mr. Ceiley, the Purchaser and the Bisco Plan acquired Shares in open market transactions. On several occasions during this period, Mr. Ceiley contacted the Company to make inquiries concerning the Company's reported results of operations. Mr. Ceiley had no other contact with the Company during this period, except that he attended the Company's annual meeting of shareholders held on June 18, 1996. In December 1996, the number of Shares beneficially owned by Mr. Ceiley and the Purchaser exceeded 5% and, as a result, the Purchaser, Mr. Ceiley and the Bisco Plan filed a Schedule 13D with the Commission to report their ownership of Shares.

     On December 30, 1996, Mr. Ceiley sent the Company a proposal for inclusion in the Company's proxy materials for its next annual meeting, which called for the Company's shareholders to adopt an amendment to the Company's Articles of Incorporation to provide that the Control Share Act would not apply to control share acquisitions of the Shares (the "Proposal").

     In late January 1997, Lewis E. Christman, Jr., the Company's President and Chief Executive Officer, telephoned Mr. Ceiley and invited him to attend the next meeting of the Board. On February 11, 1997, Mr. Ceiley attended a Board meeting, during which members of the Board made inquiries of Mr. Ceiley as to his intentions in acquiring Shares. Mr. Ceiley indicated to the Board that he had been acquiring Shares because he felt that the Shares were a good investment, and that he was interested in acquiring additional Shares and playing a more active role in the management of the Company.

     The Board also discussed the Proposal. The Company's outside legal counsel, who was in attendance at the meeting, indicated to Mr. Ceiley that the Board would include the Proposal in the Company's proxy statement for its 1997 annual meeting, but that the Board intended to vigorously oppose the adoption of the Proposal. Mr. Ceiley asked the Board if it would consider adopting a resolution granting voting rights to any Shares Mr. Ceiley, the Purchaser or the Bisco Plan might acquire, up to the 33% threshold set forth in the Control Share Act. The Company's counsel indicated that the Company' Board of Directors possibly would consider such a request if Mr. Ceiley would enter into a "standstill" agreement and agree not to oppose the Board or actions supported by the Board for an unspecified period of time. The Company's counsel also inquired whether Mr. Ceiley would consider withdrawing the Proposal if the Board were to approve voting rights for the Shares he was interested in acquiring.

     There have been no contacts or negotiations between the Purchaser or its affiliates, on the one hand, and the Company and its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Shares or other securities of the Company, an election of directors, or a sale or other transfer of a material amount of the Company's assets.

     Purpose of the Offer. The purpose of the Offer is to acquire a significant equity interest in the Company and to influence the management and direction of the Company. Upon consummation of the Offer, the Purchaser will seek to obtain representation, at least commensurate with its equity interest, on the Board of Directors of the Company, at or before the Company's next annual meeting of shareholders. If necessary, the Purchaser will solicit proxies or consents for the election of, its nominees to replace members of the Board of Directors, either at the Annual Meeting or sooner. THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WHICH THE PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO PROXY SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

     Plans for the Company. In connection with the Offer, the Purchaser has reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that it might seek to influence the Company to adopt in the event that the Purchaser is able to acquire a significant number of Shares and influence the control of the Company. In addition, if and to the extent that the Purchaser is able to control or influence the control of the Company or otherwise obtains access to the books and records of the Company, the Purchaser intends to conduct a detailed review of the Company and its assets, financial projections, corporate structure, capitalization, operations, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, the disposition by the Company of its restaurant operations or other changes in the Company's business, corporate structure, capitalization, operation or management. The Purchaser has no present intention to seek to acquire the entire equity interest in the Company or to consummate a merger or other business combination transaction between the Company and the Purchaser or any of its affiliates.

     Except as described in this Offer to Purchase, the Purchaser does not have any present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries,
(iii) any change in the Company's present Board of Directors or management, (iv) any material change in the Company's capitalization or dividend policy, (v) any other material change in the Company's corporate structure or business, (vi) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g) of the Exchange Act.

     11. DIVIDENDS AND DISTRIBUTIONS. If, on or after March 5, 1997, the Company should split, combine or otherwise change the Shares or its capitalization, or shall disclose that it has taken any such action, then, subject to the provisions of Section 13, the Purchaser may, in its sole judgment, make such adjustments in the Offer price and the other terms of the Offer as it deems appropriate to reflect such split, combination or other change (including, without limitation, the number and type of securities offered to be purchased, the amounts payable therefor and the fees payable hereunder).

     If, on or after March 5, 1997, the Company should declare or pay any cash or stock dividend or other distribution on or issue any rights with respect to the Shares payable or distributable to stockholders of record on a date before the transfer to the name of the Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares accepted for payment pursuant to the Offer, then, subject to the provisions of Section 13, (i) the Offer price payable by the Purchaser pursuant to the Offer will be reduced by the amount of any such cash dividend or cash distribution and (ii) the whole of any such non-cash dividend, distribution or right will be received and held by the tendering stockholder for the account of the Purchaser and shall be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser, in its sole discretion.

     12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; STOCK QUOTATIONS; REGISTRATION UNDER THE EXCHANGE ACT. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. Consequently, depending upon the number of Shares purchased and the number of remaining holders of Shares, the purchase of Shares pursuant to the Offer may adversely affect the liquidity and market value of the remaining Shares held by the public. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer price.

     The Shares are currently listed and traded on The Nasdaq National Market, which constitutes the principal trading market for the Shares. Depending upon the aggregate market value and the number of Shares not purchased pursuant to the Offer, the Shares may no longer meet the quantitative maintenance criteria of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion on The Nasdaq National Market and may cease to be authorized for quotation on such markets. The Nasdaq National Market's published guidelines require that an issuer have at least 200,000 publicly held shares (exclusive of holdings of officers, directors or beneficial owners of more than 10%), held either by at least 400 beneficial shareholders or 300 beneficial shareholders of round lots, with a market value of at least $1 million and must have net tangible assets of at least either $1 million, $2 million or $4 million depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, shares of an issuer might nevertheless continue to be included in The Nasdaq Stock Market with quotations published in The Nasdaq Stock Market's "additional list" or in one of the "local lists," but if the number of beneficial holders were to fall below 300, or if the number of publicly held shares were to fall below 100,000 or there were not at least two registered and active market makers for the Shares, the NASD's rules provide that such shares would no longer be "qualified" for reporting by The Nasdaq Stock Market.

     The Offer will not result in a reduction of the Company's publicly held shares below the required minimum amount. However, it is possible that the number of beneficial holders of the Shares may significantly decrease if the Purchaser acquires 2,600,000 or more Shares pursuant to the Offer. According to the 1995 Form 10-K, as of March 12, 1996, there were approximately 2,840 holders of record of Shares, not including beneficial owners whose shares were in street names. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASD for continued inclusion in The Nasdaq National Market or in any other tier of The Nasdaq Stock Market, and the Shares are no longer included in The Nasdaq National Market or in any other tier of The Nasdaq Stock Market, the market for Shares could be adversely affected. In the event that the Shares no longer meet the requirements of the NASD for continued inclusion in any tier of The Nasdaq Stock Market, it is possible that Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if such Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission, and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders' meetings and the related requirement of an annual report to shareholders, and the requirements of Rule 13e-3 with respect to going private transactions, no longer applicable with respect to the Shares or to the Company. Furthermore, if registration of the Shares under the Exchange Act were terminated, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated.

     13. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time, in its sole discretion, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if, in the sole judgment of the Purchaser (i) at or prior to the Expiration Date, the Control Share Condition has not been satisfied, or (ii) at any time on or after March 5, 1997 and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events or conditions exist or shall occur and remain in effect or shall be determined by the Purchaser to exist or have occurred:

     (a) there shall have been instituted, pending or threatened any action or proceeding by any court, government or governmental authority or agency, domestic or foreign, which
     (i) seeks to challenge the acquisition by the Purchaser (or any of its affiliates) of Shares pursuant to the Offer, restrain or prohibit the making or consummation of the Offer, or obtain damages in connection therewith in an amount which would reasonably be expected to have a material adverse effect, (ii) seeks to make the purchase of or payment for some or all of the Shares pursuant to the Offer illegal,
     (iii) seeks to impose limitations on the ability of the Purchaser (or any of its affiliates) effectively to acquire or hold, or to require the Purchaser or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any portion of the assets or the business of the Purchaser and its affiliates or any material portion of the assets or the business of the Company and its subsidiaries taken as a whole, as a result of the Offer, (iv) seeks to impose limitations on the ability of the Purchaser (or its affiliates) to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the shareholders of the Company, or (v) otherwise, in the sole judgment of the Purchaser, might materially adversely affect the Purchaser or the value of the Shares; or

     (b) there shall have been promulgated, enacted, issued entered, enforced or deemed applicable to the Offer, by any statute, rule, regulation, judgment, decree, order or injunction, that is reasonably likely to directly or indirectly result in any of the consequences referred to in clauses (i) through (v) of subsection (a) above; or

          (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company which, in the sole judgment of the Purchaser, is or may be materially adverse, or the Purchaser shall have become aware of any fact which, in the sole judgment of the Purchaser, has or may have material adverse significance with respect to either the value of the Company or the value of the Shares to the Purchaser;

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with the Nasdaq Stock Market not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States,
     (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of the Purchaser, might materially adversely affect the extension of credit by banks or other lending institutions, (iv) commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on March 5, 1997 or (vii) in the case of any of the foregoing existing on March 5, 1997, a material acceleration or worsening thereof;

          (e) the Company or any of its subsidiaries or affiliates shall have (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Shares or other securities or other equity interests, (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, other than Shares issued or sold upon the exercise or conversion (in accordance with the publicly disclosed terms thereof) of employee stock options outstanding on January 3, 1996 or issued since that date in the ordinary course of business consistent with past practice, shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared, paid or proposed to declare or pay any cash dividend or other distribution on any shares of capital stock of the Company,
     (v) altered or proposed to alter any material term of any outstanding security or material contract, permit or license,
     (vi) incurred any debt otherwise than in the ordinary course of business or any debt containing, in the sole judgment of the Purchaser, burdensome covenants or security provisions,
     (vii) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business,
     (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that, in the Purchaser's sole opinion, could adversely affect either the value of the Company or any of its subsidiaries, or the value of the Shares to the Purchaser,
     (ix) entered into any new employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(c) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or the Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings or (xi) amended or authorized or proposed any amendment to its Articles or Bylaws or similar organizational documents, or the Purchaser shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment which shall not have been previously disclosed;

          (f) a tender or exchange offer for any Shares shall be made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates) or it shall be publicly disclosed or the Purchaser shall otherwise learn that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the Commission on the date of this Offer to Purchase, (ii) any such person, entity group, which before the date of this Offer to Purchase, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company, or
     (iv) any person shall file a Notification and Report Form under the HSR Act or make a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

          (g) (i) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or (ii) any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements is or may be materially adverse to the value of the Shares in the hands of the Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer);

          (h) the Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency which is necessary to consummate the Offer; or

          (i) any approval, permit, authorization, consent or other action of any domestic or foreign governmental, administrative or regulatory agency, authority, tribunal or third party shall not have been obtained on terms satisfactory to the Purchaser, in its sole discretion;

which, in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser, in its sole discretion, regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such conditions or may be waived by the Purchaser, in its sole discretion, in whole or in part, at any time and from time to time. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning any condition or event described in this Section 13 shall be final and binding upon all parties.

     Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering shareholders.

     14.  CERTAIN LEGAL MATTERS.

     General. Except as disclosed herein, based on a review of publicly available filings by the Company with the Commission, the Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Company and that might be adversely affected by the Purchaser's acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to the business of the Company or the Purchaser in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. The Purchaser's obligation under the Offer to accept for payment or pay for Shares is subject to certain conditions. See Section 13.

     State Takeover Laws. The Company is incorporated under the laws of the State of Florida. As described, above, pursuant to the Control Share Act, an "acquiring person" who makes a "control share acquisition" of shares of an "issuing public corporation" may not exercise voting rights for any "control shares" unless such voting rights are conferred by the Board of Directors or by the affirmative vote of a majority of the issuing public corporation's disinterested shareholders at a meeting of such shareholders. See "Introduction." The above provisions do not apply to a control share acquisition of shares of an issuing public corporations whose articles of incorporation or bylaws in effect before such control share acquisition provide that the Control Share Act does not apply to control share acquisitions of its shares. The Company's Articles of Incorporation, as amended, and Bylaws currently do not exclude the Company from the restrictions imposed by the Control Share Act. The Control Share Condition would be satisfied if the Company's Bylaws were amended such that, prior to consummation of the Offer, the Company's Bylaws provide that the provisions of the Control Share Act do not apply to control share acquisitions of the Shares. The Control Share Condition also would be satisfied if the Company's Board of Directors were to approve the Purchaser's acquisition of Shares pursuant to the Offer, or if the Purchaser, in its sole discretion, otherwise were satisfied that the Control Share Act was invalid or its restrictions inapplicable to the Purchaser in connection with the Offer for any reason, including, without limitation, those specified in the Control Share Act.

     Section 607.0901 of the Florida Business Corporations Act prohibits certain "affiliated transactions" involving a Florida corporation and an "interested shareholder" (defined generally as a person who is the beneficial owner of more than 10% of the outstanding voting shares of the subject corporation) unless the transaction has been approved by (i) a majority of "disinterested directors" of the subject corporation (defined generally as directors who were elected to the board prior to the time the shareholder became an interested shareholder), (ii) holders of two-thirds of the outstanding voting shares of the subject corporation, exclusive of those shares beneficially owned by the shareholder who, but for such approval, would be an "interested shareholder" or (iii) certain other statutory conditions have been met.

     A number of other states have adopted certain laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities laws, made takeovers of certain corporations more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of shareholders in and is incorporated under the laws of such state.

     The Purchaser has not determined whether any other state takeover laws and regulations will by their terms apply to the Offer, and, except as set forth herein, the Purchaser has not presently sought to comply with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer, and neither anything in this Offer nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer.

     15. FEES AND EXPENSES. The Purchaser has retained Garland Associates, Inc. to act as the Information Agent. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy and personal interviews and may request brokers, dealers and other nominee shareholders to forward the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation together with reimbursement for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     In addition, the Purchaser has retained Harris Trust Company of New York to act as the Depositary in connection with the Offer. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

     16. MISCELLANEOUS. The Offer is being made to all holders of Shares. The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Purchaser will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with all exhibits thereto, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Tender Offer Statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner set forth in Section 7 (except that they will not be available at the regional offices of the Commission).

                         BISCO INDUSTRIES, INC.

March 6, 1997















SCHEDULE I

     The following table sets forth information concerning transactions in Shares during the past 60 days by the Purchaser and its affiliates. All transactions involved open market purchases or sales of Shares.

[CAPTION]



Transaction    Number of    Price Per
Date           Shares       Price          Purchaser/Seller

Purchases

1/16/97        30,000       $0.59375       Bisco Plan
1/17/97        36,100       $0.5625        Bisco Plan

1/20/97        2,000        $0.5625        Purchaser
1/20/97        5,000        $0.5625        Purchaser
1/22/97        35,000       $0.59375       Bisco Plan
2/3/97         5,000        $0.6562        Mr. Catanzaro
2/20/97        5,300        $1.00          Mr. Catanzaro

Sales

2/19/97        10,000       $0.71875       Mr. Ceiley
2/19/97        10,000       $0.65625       Bisco Plan
2/19/97        1,600        $0.71875       Bisco Plan
2/19/97        8,400        $0.6875        Bisco Plan
2/20/97        10,000       $0.9375        Bisco Plan
2/20/97        10,000       $0.90625       Mr. Ceiley
2/21/97        10,000       $0.96875       Bisco Plan
2/24/97        4,910        $0.96875       Bisco Plan
2/25/97        8,600        $1.00          Bisco Plan
2/26/97        2,000        $0.96875       Mr. Ceiley


______________________
*Excluding commissions















     Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below:

                The Depositary for the Offer is:

                Harris Trust Company of New York

                     (For Information Call)
                         (212) 701-7624

[CAPTION]



                         By Overnight
     By Mail:            Courier:                By Hand

Wall Street Station      77 Water Street,        Receive Window
P.O. Box 1023            4th Floor               77 Water Street
New York, New York       New York, New York      New York, New York
 10268-1023               10005                   10005


                          By Facsimile:

                     (212) 701-7636 or 7640

                      Confirm by Telephone:

                         (212) 701-7624



     Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Depositary. Shareholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

             The Information Agent for the Offer is:

                    Garland Associates, Inc.
                          P.O. Box 3355
                      Grand Central Station
                    New York, New York 10163

                    Toll-Free (800) 455-6034
                               or
                      Collect (212)866-0095









































                         EXHIBIT (a)(2)

                      LETTER OF TRANSMITTAL

               To Tender Shares of Common Stock of

              Family Steak Houses of Florida, Inc.

      Pursuant to the Offer to Purchase Dated March 6, 1997
                               of
                     Bisco Industries, Inc.


        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
          WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
           ON FRIDAY, APRIL 4, 1997, UNLESS THE OFFER
                          IS EXTENDED.


                The Depositary For The Offer Is:

                Harris Trust Company of New York

                     (For Information Call)
                         (212) 701-7624

[CAPTION]



                         By Overnight
     By Mail:            Courier:                By Hand

Wall Street Station      77 Water Street,        Receive Window
P.O. Box 1023            4th Floor               77 Water Street
New York, New York       New York, New York      New York, New York
 10268-1023               10005                   10005


                          By Facsimile:

                     (212) 701-7636 or 7640

                      Confirm by Telephone:

                         (212) 701-7624


     Delivery of this instrument to an address other than as set forth above does not constitute a valid delivery. You must sign this letter of transmittal in the appropriate space therefor provided below and complete the Substitute Form W-9 set forth below.

     THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL
SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS
COMPLETED.

     This Letter of Transmittal is to be completed by shareholders either if certificates representing Shares (as defined below) are to be forwarded herewith or, unless an Agent's Message (as defined in Instruction 2) is utilized, if delivery is to be made by book-entry transfer to the account maintained by the Depositary at The Depository Trust Company and the Philadelphia Depository Trust Company (individually, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Shareholders whose certificates are not immediately available, or who cannot deliver their certificates or confirmation of the book-entry transfer of their Shares into the Depositary's account at a Book-Entry Transfer Facility ("Book-Entry Confirmation") and all other documents required hereby to the Depositary on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase), must tender their Shares according to the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase. See Instruction 2. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.






























[ ]  CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-
     ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE
     DEPOSITARY WITH A BOOK-ENTRY TRANSFER FACILITY AND COMPLETE
     THE FOLLOWING:

     Name of Tendering Institution:
     Check Box of Book-Entry Transfer Facility:
     [  ]   The Depository Trust Company
     [  ]   Philadelphia Depository Trust Company

     Account Number

     Transaction Code Number

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE
     DEPOSITARY AND COMPLETE THE FOLLOWING:

     Name(s) of Registered Holder(s):

     Date of Execution of Notice of Guaranteed Delivery:

     Name of Institution that Guaranteed Delivery:
     If Delivered by Book-Entry Transfer, Check Box of Book-Entry
     Transfer Facility:

     Name of Tendering Institution
     [  ]
     [  ]

     Account Number

     Transaction Code Number



                 DESCRIPTION OF SHARES TENDERED

[CAPTION]


Name(s) and Address(es)
of Registered Holder(s)       Certificate(s) Tendered
(Please fill in, if           (Attach additional lists if
blank)                        necessary)
                                        Total Number
                                        of Shares
                           Certi-       Represented  Number of
                           ficate       by Certi-    Shares
                           Number(s)*   ficate(s)    Tendered**








                           Total Shares



* Need not be completed by shareholders tendering by book-entry transfer.
** Unless otherwise indicated, it will be assumed that all Shares represented by any certificates delivered to the Depository are being tendered hereby. See Instruction 4.

      The names and addresses of the registered holders should be printed, if not already printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificates and number of Shares that the undersigned wishes to tender should be indicated in the appropriate boxes.

             NOTE: SIGNATURES MUST BE PROVIDED BELOW
       PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The undersigned hereby tenders to Bisco Industries, Inc., an Illinois corporation (the "Purchaser"), the above-described shares of common stock, par value $0.01 per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), pursuant to the Purchaser's offer to purchase up to 2,600,000 Shares at a price of $0.90 per Share, net to the tendering shareholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). The Purchaser reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer.

     Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer, the undersigned hereby sells, assigns, and transfers to, or upon the order of, the Purchaser all right, title and interest in and to all of the Shares that are being tendered hereby (and any and all other Shares or other securities or rights issued or issuable in respect thereof on or after March 5, 1997) and irrevocably appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and any such other Shares or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates representing such Shares (and any such other Shares or securities or rights), or transfer ownership of such Shares (and any such other Shares or securities or rights) on the account books maintained by a Book-Entry Transfer Facility, together in either such case with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchaser upon receipt by the Depositary, as the undersigned's agent, of the purchase price (adjusted, if appropriate, as provided in the Offer to Purchase), (b) present such Shares (and any such other Shares or securities or rights) for registration and transfer on the books of the Company, and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any such other Shares or securities or rights), all in accordance with the terms of the Offer.

     The undersigned hereby irrevocably appoints Glen F. Ceiley and Stephen Catanzaro and each of them or any other designee of the Purchaser, the attorneys and proxies of the undersigned, each with full power of substitution, to vote in such manner as each such attorney and proxy or his substitute shall, in his sole discretion, deem proper, and otherwise act (including pursuant to written consent) with respect to all the Shares tendered hereby which have been accepted for payment by the Purchaser prior to the time of such vote or action (and any and all other Shares or securities or rights issued or issuable in respect thereof on or after March 5,
1997), which the undersigned is entitled to vote at any meeting of shareholders (whether annual or special and whether or not an adjourned meeting) of the Company, or consent in lieu of any such meeting, or otherwise. This proxy and power of attorney is coupled with an interest in the Shares tendered hereby and is irrevocable and is granted in consideration of, and is effective upon, the acceptance for payment of such Shares (and any such other Shares or securities or rights) by the Purchaser in accordance with the terms of the Offer. Such acceptance for payment shall revoke all prior proxies granted by the undersigned at any time with respect to such Shares (and any such other Shares or securities or rights) and no subsequent proxies will be given (and if given will be deemed not to be effective) with respect thereto by the undersigned. The undersigned acknowledges that in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Purchaser or the Purchaser's designee must be able to exercise full voting and other rights of a record and beneficial holder with respect to such Shares.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby (and any and all other Shares or securities or rights issued or issuable in respect thereof on or after March 5, 1997) and that, when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claim. The undersigned, upon request, will execute and deliver any additional documents deemed by the Depositary or the Purchaser to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby (and any such other Shares or securities or rights).

     No authority herein conferred or agreed to be conferred in this Letter of Transmittal shall be affected by, and all such authority shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

     The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions hereto will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer.

     The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Purchaser may not be required to accept for payment any of the Shares tendered hereby.

     Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the purchase price and/or return any certificates representing Shares not tendered or accepted for payment in the name(s) of the registered holder(s) appearing under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price and/or return any certificates representing Shares not tendered or accepted for payment (and accompanying documents, as appropriate) to the registered holder(s) appearing under "Description of Shares Tendered" at the address shown below such registered holder(s) name(s). In the event that either or both the Special Delivery Instructions and the Special Payment Instructions are completed, please issue the check for the purchase price and/or return any certificates representing Shares not tendered or accepted for payment in the name(s) of, and deliver such check and/or return such certificates to, the person or persons so indicated. Shareholders tendering Shares by book-entry transfer may request that any Shares not accepted for payment be returned by crediting such account maintained at a Book-Entry Transfer Facility as such shareholder may designate by making an appropriate entry under "Special Payment Instructions." The undersigned recognizes that the Purchaser has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder(s) thereof if the Purchaser does not accept for payment any of the Shares so tendered hereby.








                  SPECIAL PAYMENT INSTRUCTIONS
                (See Instructions 1, 5, 6 and 7)

To be completed ONLY if certificates representing Shares not tendered or not purchased and/or the check for the purchase price of Shares purchased are to be issued in the name of someone other than the undersigned, or if Shares tendered by book-entry transfer which are not purchased are to be returned by credit to an account maintained at a Book-Entry Transfer Facility other than the account designated above.

Issue:  [  ]  Check and/or Certificate(s) to:

Name:____________________________________
     (Please Print)

Address:__________________________________

__________________________________________
     (Include Zip Code)

__________________________________________
(Tax Identification or Social Security No.)


[  ] Credit unpurchased Shares tendered by book-entry transfer to the Book-Entry Transfer Facility account set forth below.
Check appropriate box:
[  ] _________________________
[  ] _________________________

_______________________________
(Account Number)

                  SPECIAL DELIVERY INSTRUCTIONS
                (See Instructions 1, 5, 6 and 7)

To be completed ONLY if certificates representing Shares not tendered or not purchased and/or the check for the purchase price of Shares purchased are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown under "Description of Shares Tendered."


Issue: [  ]  Check and/or Certificate(s) to:

Name:__________________________________
     (Please Print)

Address: ________________________________

________________________________________
(Include Zip Code)






















































                            SIGN HERE
      (Please Complete Substitute Form W-9 on Reverse Side)

Signature(s) of Holder(s) of Shares


Dated: _______________, 1997

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary capacity, please set forth the full title and see Instruction 5.)

Name(s)


     (Please Print)


Capacity (full title)


Address


(Including Zip Code)



(Area Code and Telephone No.)  (Tax Identification or Social
                               Security No.)

                    GUARANTEE OF SIGNATURE(S)
                   (See Instructions 1 and 5)

             FOR USE BY FINANCIAL INSTITUTIONS ONLY
            PLACE MEDALLION GUARANTEE IN SPACE BELOW.

Authorized Signature(s)

Name

                               (Please Print)

Title

Name of Firm

Address

     (Include Zip Code)

Area Code and Telephone Number

Dated: _______________, 1997




















































                          INSTRUCTIONS

      Forming Part Of The Terms And Conditions Of The Offer

     1. GUARANTEE OF SIGNATURES. No signature guarantee on this Letter of Transmittal is required (i) if this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered herewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on this Letter of Transmittal, or (ii) if such Shares are tendered for the account of a firm that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

     2. DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES. This Letter of Transmittal is to be completed by shareholders either if certificates representing Shares are to be forwarded herewith to the Depositary or, unless an Agent's Message (as defined below) is utilized, if tenders of Shares are to be made pursuant to the procedures for delivery by book-entry transfer set forth in Section 3 of the Offer to Purchase. Certificates representing all physically tendered Shares, or any book-entry confirmation of Shares, as the case may be, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in connection with a book-entry transfer, an Agent's Message, and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth herein on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase). If a shareholder's certificate(s) representing Shares are not immediately available (or the procedure for the book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, such shareholder's Shares may nevertheless be tendered if the procedures for guaranteed delivery set forth in
Section 3 of the Offer to Purchase are followed. Pursuant to such procedure, (i) such tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, must be received by the Depositary on or prior to the Expiration Date, and (iii) the certificates representing all tendered Shares, in proper form for transfer, or Book-Entry Confirmation of Shares, as the case may be, in each case together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message) and any other documents required by this Letter of Transmittal, must be received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase. The Term "trading day" is any day on which the Nasdaq Stock Market is open for business. The term "Agent's Message" means a message transmitted through electronic means by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, this Letter of Transmittal.

     The method of delivery of this Letter of Transmittal, the certificate(s) representing Shares and all other required documents, including delivery through a Book-Entry Transfer Facility, is at the option and sole risk of the tendering shareholder. The delivery will be deemed made only when actually received by the Depositary. If such delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to insure timely delivery.

     No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased. All tendering shareholders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance of their Shares for payment.

     3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and/ or the number of Shares should be listed on a separate signed schedule attached hereto.

     4. PARTIAL TENDERS (not applicable to shareholders who tender Shares by book-entry transfer). If fewer than all the Shares represented by any certificate submitted are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, new certificate(s) representing the remainder of the Shares that were represented by the old certificate(s) will be sent to the registered holder(s), unless otherwise provided in the appropriate box on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares represented by certificate(s) delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

     5. SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face(s) of the certificate(s) without alteration, enlargement or any change whatsoever.

     If any of the Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

     If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

     If this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and tendered hereby, no endorsements of certificates or separate stock powers are required, unless payment or certificates for Shares not tendered or accepted for payment are to be issued to a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal or any certificates or stock powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Purchaser of such person's authority so to act must be submitted.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the certificates. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution, unless the signature is that of an Eligible Institution.

     6. STOCK TRANSFER TAXES. Except as set forth in this Instruction 6, the Purchaser will pay or cause to be paid any stock transfer taxes with respect to the transfer and sale of purchased Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates representing Shares not tendered or accepted for payment are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price, unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

     7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check and/or certificates representing Shares not tendered or accepted for payment are to be issued in the name of a person other than the signer of this Letter of Transmittal or if a check is to be sent and/or such certificates are to be returned to someone other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Shareholders tendering Shares by book-entry transfer may request that Shares not accepted for payment be credited to such account maintained at a Book-Entry Transfer Facility as such shareholder may designate hereon. If no such instructions are given, such Shares not accepted for payment will be returned by crediting the account at the Book-Entry Transfer Facility designated above.

     8. LOST, DESTROYED OR STOLEN CERTIFICATES. If any certificate(s) representing Shares has been lost, destroyed or stolen, the shareholder should promptly notify the Depositary. The shareholder will then be instructed as to the steps that must be taken in order to replace the certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed.

     9. WAIVER OF CONDITIONS. The conditions of the Offer may be waived by the Purchaser, in whole or in part, at any time and from time to time in the Purchaser's sole discretion, in the case of any Shares tendered hereby.

     10. SUBSTITUTE FORM W-9. The tendering shareholder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN"), generally the shareholder's social security or federal employer's identification number, on Substitute Form W-9, which is provided below, and to certify whether the shareholder is subject to backup withholding of Federal income tax. If a tendering shareholder is subject to backup withholding, the shareholder must cross out item (2) of the Certification box of the Substitute Form W-9. Failure to provide the information on the Substitute Form W-9 may subject the tendering shareholder to 31% Federal income tax withholding on the payment of the purchase price. If the tendering shareholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, he or she should write "Applied For" in the space provided for the TIN in Part I, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 31% on all payments of the purchase price until a TIN is provided to the Depositary.

     11. FOREIGN HOLDERS. Foreign holders must submit a completed IRS Form W-8 to avoid backup withholding. IRS Form W-8 may be obtained by contacting the Depositary at one of the addresses on the face of this Letter of Transmittal.

     12. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Requests for assistance may be directed to the Information Agent at the address set forth below. Additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be obtained from the Information Agent at the address set forth below or from your broker, dealer, commercial bank or trust company.

     IMPORTANT: This Letter of Transmittal (or a facsimile thereof), together with certificates representing Shares or confirmation of book-entry transfer and all other required documents, or the Notice of Guaranteed Delivery, must be received by the Depositary on or prior to the Expiration Date.

                    IMPORTANT TAX INFORMATION

     Under Federal income tax law, a shareholder whose tendered Shares are accepted for payment is required to provide the Depositary (as payer) with such shareholder's correct TIN on Substitute Form W-9 below. If such shareholder is an individual, the TIN is his social security number. If a tendering shareholder is subject to backup withholding, he must cross out item (2) of the Certification box on the Substitute Form W-9. If the Depositary is not provided with the correct TIN, the shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service ("IRS"). In addition, payments that are made to such shareholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding.

     Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that shareholder must submit to the Depositary a properly completed IRS Form W-8, signed under penalties of perjury, attesting to that individual's exempt status. Such statements may be obtained from the Depositary. Exempt shareholders, other than foreign individuals, should furnish their TIN, write "Exempt" on the face of the Substitute Form W-9 below, and sign, date and return the Substitute Form W-9 to the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

     If backup withholding applies, the Depositary is required to withhold 31% of any payments made to the shareholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

PURPOSE OF SUBSTITUTE FORM W-9

     To prevent backup withholding on payments that are made to a shareholder with respect to Shares purchased pursuant to the Offer, the shareholder is required to notify the Depositary of his correct TIN by completing the Substitute Form W-9 below certifying that the TIN provided on such form is correct (or that such shareholder is awaiting a TIN) and that (i) such holder is exempt from backup withholding, (ii) such holder has not been notified by the IRS that he is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified such holder that he is no longer subject to backup withholding (see
Part II of Substitute Form W-9).

WHAT NUMBER TO GIVE THE DEPOSITARY

     The shareholder is required to give the Depositary the social security number or employer identification number of the record owner of the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidelines on which number to report. If the tendering shareholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, he should write "Applied For" in the space provided for in the TIN in Part I, and sign and date the Substitute Form W-
9. If "Applied For" is written in Part I and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 31% on all payments of the purchase price until a TIN is provided to the Depositary.


Payer's Name: ____________________________________


SUBSTITUTE

Form W-9

     PART 1 - PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND
CERTIFY BY SIGNING AND DATING BELOW

_____________________
Social security number


OR ______________________
     Employer Identification
     Number
(If awaiting TIN write "Applied For")

Department of the Treasury
Internal Revenue Service

     PART 2 - For Payees exempt from backup withholding, see the enclosed Taxpayer Identification Number (TIN) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.
certification - UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT:


(1) The number shown on this form is my correct Taxpayer Identification Number (or a Taxpayer Identification Number has not been issued to me) and either (a) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service ("IRS") or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number within sixty (60) days, 31% of all reportable payments made to me thereafter will be withheld until I provide a number; and

(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.


Payer's Request for Taxpayer Identification Number (TIN)

CERTIFICATION INSTRUCTIONS  -   You must cross out item (2) above
if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).


signature_____________________     date________________, 199__




NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

                      _____________________

             The Information Agent for the Offer is:

                    Garland Associates, Inc.
                          P.O. Box 3355
                      Grand Central Station
                    New York, New York 10163

                    Toll-Free (800) 455-6034
                               or
                      Collect (212)866-0095




                         EXHIBIT (a)(3)

                  NOTICE OF GUARANTEED DELIVERY
                               for
                Tender of Shares of Common Stock
                               of
              FAMILY STEAK HOUSES OF FLORIDA, INC.

     This Notice of Guaranteed Delivery, or one substantially in the form hereof, must be used to tender Shares (as defined below) pursuant to the Offer to Purchase, dated as of March 6, 1997 (the "Offer to Purchase") if (i) certificates ("Share Certificates") representing shares (the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), are not immediately available; (ii) time will not permit all required documents to reach Harris Trust Company of New York, as Depositary (the "Depositary"), prior to the Expiration Date (as defined in the Offer to Purchase); or (iii) the procedure for delivery by book-entry transfer cannot be completed on a timely basis. This Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile to the Depositary. See Section 3 of the Offer to Purchase.

                The Depositary for the Offer is:

                Harris Trust Company of New York

                     (For Information Call)
                         (212) 701-7624

[CAPTION]



                         By Overnight
     By Mail:            Courier:                By Hand

Wall Street Station      77 Water Street,        Receive Window
P.O. Box 1023            4th Floor               77 Water Street
New York, New York       New York, New York      New York, New York
 10268-1023               10005                   10005


                          By Facsimile:

                     (212) 701-7636 or 7640

                      Confirm by Telephone:

                         (212) 701-7624


DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA
FACSIMILE TRANSMISSION OTHER THAN AS SET FORTH ABOVE WILL NOT
CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

     This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

LADIES AND GENTLEMEN:

     The undersigned hereby tenders to Bisco Industries, a Illinois corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, _____________ Shares pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

[CAPTION]


Certificate No(s). (if available)       Name(s) of Record Holder(s)



                                        (Please Type or Print)

Check ONE box if Shares will be         Address(es):
 tendered by book-entry transfer:
                                        Area Code and Tel. No.:
[_] [The Depository Trust Company]
                                        Signature(s):
[_] [Philadelphia Depository Trust
    Company]

                                        Dated ______, 1997















       THE GUARANTEE ON THE REVERSE SIDE MUST BE COMPLETED

                            GUARANTEE
            (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, hereby (a) represents that the tender of Shares effected hereby complies with Rule 14e-4 under the Securities Exchange Act of 1934, as amended and (b) guarantees delivery to the Depositary, at one of its addresses set forth above, of certificates representing the Shares tendered hereby in proper form for transfer, or confirmation of book-entry transfer of such Shares into the Depositary's accounts at [The Depository Trust Company] or [Philadelphia Depository Trust Company], in each case with delivery of a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and any other required documents, within three Nasdaq National Market ("Nasdaq") trading days after the date hereof.

     The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and the certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such Eligible Institution.

Name of Firm:



     Authorized Signature

Address:


Area Code and Tel. No.:

Name:
     Please Type or Print

Title:

Date _____________ , 1997


NOTE:     DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE.
          CERTIFICATES FOR SHARES SHOULD BE SENT WITH YOUR LETTER
          OF TRANSMITTAL.



                         EXHIBIT (a)(4)

                   Offer to Purchase for Cash
             Up to 2,600,000 Shares of Common Stock
                               of
              Family Steak Houses of Florida, Inc.
                               at
                       $0.90 Net Per Share
                               by
                     Bisco Industries, Inc.


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 4, 1997, UNLESS THE OFFER IS EXTENDED.

                                                    March 6, 1997

To Brokers, Dealers, Commercial Banks, Trust Companies And Other
Nominees:

     We are enclosing herewith the materials listed below relating to the offer by Bisco Industries, Inc., a Illinois corporation (the "Purchaser"), to purchase up to 2,600,000 shares (the "Shares") of common stock, $0.01 par value per share, of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), at $0.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Offer will remain open until 5:00 p.m., New York City Time, on Friday, April 4, 1997, unless extended.

     We have been engaged by the Purchaser as Information Agent with respect to the Offer. We are asking that you contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. The Purchaser will pay all transfer taxes on its purchase of Shares, subject to Instruction 6 of the Letter of Transmittal.

     For your information and for forwarding to your clients, we are enclosing the following documents:

     1.   Offer to Purchase dated March 6, 1997;


     2. Letter of Transmittal to be used by holders of Shares to tender Shares and for the information of your clients;

     3. A letter which may be sent to your clients for whose account you hold Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients' instructions with regard to the Offer;

     4. A Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares are not immediately available or if time will not permit all required documents to reach the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed on a timely basis;

     5.   Guidelines of the Internal Revenue Service for
          Certification of Taxpayer Identification Number on
          Substitute Form W-9;

     6. Return envelope addressed to Harris Trust Company of New York, as Depositary.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 4, 1997, UNLESS THE OFFER IS EXTENDED.

     If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures specified under
Section 3 of the Offer to Purchase.

     Additional copies of the enclosed materials may be obtained from the undersigned, as Information Agent, at (212) 866-0095 or
(800) 455-6034. Any questions you may have with respect to the Offer should be directed to the undersigned at the telephone numbers set forth in the preceding sentence.

                                   Very truly yours,

                                   GARLAND ASSOCIATES, INC.
                                        Information Agent


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE PURCHASER, THE DEPOSITARY OR THE INFORMATION AGENT, OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED THEREIN.




                         EXHIBIT (a)(5)

                   Offer to Purchase for Cash
             Up to 2,600,000 Shares of Common Stock
                               of
              Family Steak Houses of Florida, Inc.
                               at
                       $0.90 Net Per Share
                               by
                     Bisco Industries, Inc.


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 4, 1997, UNLESS THE OFFER IS EXTENDED.

To Our Clients:

     Enclosed for your consideration is the Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase") and the Letter of Transmittal (which together constitute the "Offer"), relating to an offer by Bisco Industries, Inc., a Illinois corporation (the "Purchaser"), to purchase up to 2,600,000 shares (the "Shares") of common stock, $0.01 par value per share, of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), at $0.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The specimen Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender shares held by us for your account.

     We request instructions as to whether you wish to tender any or all of such Shares held by us for your account, pursuant to the terms and conditions set forth in the Offer.

     Your attention is directed to the following:

     1. The tender price is $0.90 per Share, net to the seller in cash without interest.

     2. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, April 4, 1997, unless the Offer is extended.

     3.   The Offer is being made for up to 2,600,000 outstanding
          Shares.

     4. The Offer is conditioned upon, among other things, the Purchaser being satisfied, in its sole discretion, that the Florida Control Share Act (Section 607.0902 of the Florida Business Corporation Act) shall be inapplicable to the Offer, or the Purchaser otherwise being satisfied that the Control Share Act will not deny voting rights to the Shares acquired by the Purchaser in the Offer. The Offer is not conditioned upon any minimum number of Shares being tendered or upon the Purchaser obtaining financing.

     5. Shareholders who tender Shares will not be obligated to pay brokerage commissions, solicitation fees or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer.

     The Offer is not being made to, nor will tenders be accepted from, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

     IF YOU WISH TO HAVE US TENDER ANY OR ALL OF YOUR SHARES, PLEASE COMPLETE, SIGN AND RETURN TO US THE FORM SET FORTH BELOW.
AN ENVELOPE TO RETURN YOUR INSTRUCTIONS TO US IS ENCLOSED. YOUR INSTRUCTIONS TO US SHOULD BE FORWARDED IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER. IF YOU AUTHORIZE THE TENDER OF YOUR SHARES, ALL SUCH SHARES WILL BE TENDERED UNLESS OTHERWISE SPECIFIED ON THE INSTRUCTION FORM SET FORTH BELOW.


                          INSTRUCTIONS

     The undersigned acknowledge(s) receipt of your letter, the enclosed Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase"), and the Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer") relating to the offer by Bisco Industries, Inc., a Illinois corporation (the "Purchaser"), to purchase up to 2,600,000 shares of common stock, $0.01 par value per share (the "Shares"), of Family Steak Houses of Florida, Inc.

     This will instruct you to tender to the Purchaser the number of Shares indicated below (or if no number is indicated below, all Shares) held by you for the account of the undersigned, on the terms and subject to the conditions set forth in the Offer.

                NUMBER OF SHARES TO BE TENDERED:*

                    __________________ SHARES

                            SIGN HERE


Dated: __________________, 1997


                                             Signature(s)

Account Number: __________________

Please Print Name(s) and address(es) here
_________________________________
_________________________________
_________________________________

Area Code and Telephone Number
_________________________________

Tax Identification or Social Security Number(s)
_________________________________

__________
*Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.





































                         EXHIBIT (a)(6)

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE
THE PAYER.

  Social security numbers have nine digits separated by two hyphens: i.e. 000-
00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

- ---------------------------------------------
                             GIVE THE
FOR THIS TYPE OF ACCOUNT:    SOCIAL SECURITY
                             NUMBER OF--
- ---------------------------------------------
 1. An individual's account  The individual
 2. Two or more individuals  The actual owner
    (joint account)          of the account
                             or, if combined
                             funds, any one
                             of the
                             individuals(1)
 3. Husband and wife (joint  The actual owner
    account)                 of the account
                             or, if joint
                             funds, either
                             person(1)
 4. Custodian account of a   The minor(2)
    minor (Uniform Gift to
    Minors Act)
 5. Adult and minor (joint   The adult or, if
    account)                 the minor is the
                             only
                             contributor, the
                             minor(1)
 6. Account in the name of   The ward, minor,
    guardian or committee    or incompetent
    for a designated ward,   person(3)
    minor, or incompetent
    person
 7.a. The usual revocable    The grantor-
   savings trust account     trustee(1)
   (grantor is also
   trustee)
b. So-called trust account   The actual owner
   that is not a legal or    (1)
   valid trust under State
   law
 8. Sole proprietorship      The owner(4)
    account
- ---------------------------------------------

                                        ------
                             GIVE THE EMPLOYER
FOR THIS TYPE OF ACCOUNT:    IDENTIFICATION
                             NUMBER OF--
                                        ------
 9. A valid trust, estate    The legal entity
    or pension trust         (Do not furnish
                             the identifying
                             number of the
                             personal
                             representative
                             or trustee
                             unless the legal
                             entity itself is
                             not designated
                             in the account
                             title.)(5)
10. Corporate account        The corporation
11. Religious, charitable,   The organization
    or educational
    organization account
12. Partnership account      The partnership
    held in the name of
    the business
13. Association, in, or      The organization
    other tax-exempt
    organization
14. A broker or registered   The broker or
    nominee                  nominee
15. Account with the         The public
    Department of            entity
    Agriculture in the
    name of a public
    entity (such as a
    State or local
    government, school
    district, or prison)
    that receives
    agricultural program
    payments
                                        ------

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER OF SUBSTITUTE FORM W-9
                                    PAGE 2
OBTAINING A NUMBER
If you don't have a taxpayer identification number or you don't know your num-ber, obtain Form SS-5, Application for a Social Security Number Card, or Form
SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING
Payees specifically exempted from backup withholding on ALL payments include the following:

 . A corporation.
 . A financial institution.
 . An organization exempt from tax under section 501(a), or an individual re-
   tirement plan.
 . The United States or any agency or instrumentality thereof.
 . A State, the District of Columbia, a possession of the United
States, or
   any subdivision or instrumentality thereof.
 . A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
 . An international organization or any agency, or instrumentality thereof.
 . A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
 . A real estate investment trust.
 . A common trust fund operated by a bank under section 584(a).
 . An exempt charitable remainder trust, or a nonexempt trust described in section 4947(a)(1).
 . An entity registered at all times under the Investment Company
Act of
  1940.
 . A foreign central bank of issue.

 Payments of dividends and patronage dividends not generally subject to backup withholding including the following:

 . Payments to nonresident aliens subject to withholding under section 1441.
 . Payments to partnerships not engaged in a trade or business in the U.S.
   and which have at least one non-resident partner.
 . Payments of patronage dividends where the amount received is not paid in money.
 . Payments made by certain foreign organizations.
 . Payments made to a nominee.

 Payments of interest not generally subject to backup withholding include the following:

 . Payments of interest on obligations issued by individuals. Note:
You may
   be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not pro-
   vided your correct taxpayer identification number to the payer. . Payments of tax-exempt interest (including exempt-interest dividends under
   section 852).
 . Payments described in section 6049(b)(5) to non-resident aliens. . Payments on tax-free covenant bonds under section 1451.
 . Payments made by certain foreign organizations.
 . Payments made to a nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDEN-
TIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND
RETURN IT TO
THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE
DIVIDENDS,
ALSO SIGN AND DATE THE FORM.

 Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a),
6045, and 6050A.

PRIVACY ACT NOTICE.--Section 6109 requires most recipients of dividend, inter-est, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identifica-tion purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Beginning January 1, 1984, payers must generally withhold 20% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Cer-tain penalties may also apply.

PENALTIES
(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER.- -If you fail to furnish your taxpayer identification number to a payer, you are sub-ject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) FAILURE TO REPORT CERTAIN DIVIDEND AND INTEREST PAYMENTS.--If you fail to include any portion of an includible payment for interest, dividends, or pat-ronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an under-payment attributable to that failure unless there is clear and convincing evi-dence to the contrary.
(3) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
(4) CRIMINAL PENALTY FOR FALSIFYING INFORMATION.--Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or im-prisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE
INTERNAL REVENUE SERVICE


                         EXHIBIT (a)(7)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares. The offer is made solely by the Offer to Purchase and the related Letter of Transmittal and is not being made to, nor will tenders be accepted from, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.


              Notice of Offer to Purchase for Cash
             Up to 2,600,000 Shares of Common Stock
                               of
              Family Steak Houses of Florida, Inc.
                               at
                       $0.90 Net Per Share
                               by
                     Bisco Industries, Inc.

     Bisco Industries, Inc., an Illinois corporation(the "Purchaser"), is offering to purchase up to 2,600,000 shares of common stock, $0.01 par value per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), at $0.90 per Share, net to the seller in cash, without interest thereon. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The purpose of the Offer is to acquire a significant equity interest in the Company and to influence the management and direction of the Company.

   The Offer is conditioned upon, among other things, the Purchaser being satisfied, in its sole discretion, that the Florida Control Share Act (Section 607.0902 of the Florida Business Corporation
Act) shall be inapplicable to the Offer, or the Purchaser otherwise being satisfied that Control Share Act will not deny voting rights to the Shares acquired by the Purchaser in the Offer. The Offer is not conditioned upon any minimum number of Shares being tendered or upon the Purchaser obtaining financing.

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 4, 1997, UNLESS THE OFFER IS EXTENDED.

   The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open, including as a result of the occurrence of any of the events specified in Section 13 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary (as defined in the Offer to Purchase) and by making a public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw any tendered Shares.


     Upon the terms and subject to the conditions of the Offer, if more than the 2,600,000 Shares (or such greater number of Shares as the Purchaser elects to purchase pursuant to the Offer)(the "Maximum Number") shall be validly tendered and not withdrawn prior to the Expiration Date, the Purchaser will, upon the terms and subject to the conditions of the Offer, purchase the Maximum Number of Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date. The Purchaser reserves the right (but shall not be obligated) to accept for payment more than the Maximum Number of Shares pursuant to the Offer. The Purchaser has no present intention of exercising such right. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment. Payment for Shares accepted pursuant to the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to such tendering stockholders. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser by reason of any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser's obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates evidencing such Shares ("Share Certificates"), or a timely confirmation of the book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures set forth in Section 3 of the Offer to Purchase,
(b) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal. If, for any reason whatsoever, acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in Section 4 of the Offer to Purchase. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent. If any tendering Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including proration due to tenders of Shares pursuant to the Offer in excess of the Maximum Number) or if Share certificates are submitted evidencing more Shares than are tendered, Share certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 5, 1997 or at such later time as may apply if the Offer is extended.

   If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. Any such delay will be by an extension of the Offer to the extent required by law.

   For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share certificates have been tendered) the name of the registered holder, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of such Share certificates, the serial numbers shown on the particular Share Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares may not be rescinded, but the holder thereof may retender such Shares pursuant to the procedures set forth in the Offer to Purchase.

   The information required to be disclosed by Rule 14d-
6(e)(1)(vii) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.


   A demand is being made to the Company, pursuant to Rule 14d-5 under the Exchange Act, for the use of the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such request, the Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares or to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list, if any, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

   THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN
IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY
DECISION IS MADE WITH RESPECT TO THE OFFER.

   Questions and requests for assistance, and requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials, may be directed to the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact brokers, dealers, commercial banks and trust companies for additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials.

                    Garland Associates, Inc.
                          P.O. Box 3355
                      Grand Central Station
                    New York, New York 10163
                    Toll-Free (800) 455-6034
                               or
                      Collect (212)866-0095

March 6, 1997







                         EXHIBIT (a)(8)


                  [BISCO INDUSTRIES LETTERHEAD]



FOR IMMEDIATE RELEASE

Contact:
Glen Ceiley, President
         or
Stephen Catanzaro, Chief Financial Officer
Bisco Industries, Inc.
(714) 283-7140


BISCO INDUSTRIES COMMENCES TENDER OFFER FOR UP TO 2,600,000 SHARES OF COMMON STOCK OF FAMILY STEAK HOUSES OF FLORIDA

     Orange, California, March 6, 1997 - Bisco Industries, Inc., a privately held distributor of fasteners and electronic components, announced today that it had commenced a tender offer to purchase for cash up to 2,600,000 shares of common stock of Family Steak Houses of Florida, Inc. (NASDAQ - RYFL), for $0.90 per share, net to the seller in cash.

     The offer is being made upon the terms and subject to the conditions set forth in Bisco Industries' Offer to Purchase dated March 6, 1997 and the related Letter of Transmittal, which were filed today with the Securities and Exchange Commission. The offer is conditioned upon, among other things, Bisco Industries being satisfied that the Florida Control Share Act shall be inapplicable to the offer, or Bisco Industries otherwise being satisfied that the Control Share Act will not deny voting rights to any shares it acquires pursuant to the offer. The offer is not conditioned upon any minimum number of shares being tendered or upon Bisco Industries obtaining financing.

     Family Steak Houses of Florida is headquartered in Neptune
Beach, Florida, is the sole franchisee of Ryan's Family Steak House restaurants in the State of Florida and operates 24 restaurants in Florida.